March 13, 2007

Ms. Rolaine S. Bancroft
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Registration Statement on Form S-3 (No. 333-139944) of Holmes Funding Limited

Dear Ms. Bancroft:

Further to a letter of even date from Holmes Funding Limited, the depositor and registrant of the securities covered by the above-captioned amended registration statement, we, on behalf of the underwriters named in the preliminary prospectus supplement filed on March 12, 2007, likewise hereby request acceleration of the effective date of the above-referenced amended registration statement so that it may become effective at 5:00 p.m., Eastern Daylight Savings Time, on March 15, 2007 or as soon as practicable thereafter.

[Signatures Follow on Next Page]

Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED

By: /s/ Robert H. Liao

Name: Robert H. Liao
Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By: /s/ Steve White

Name: Steve White
Title: Managing Director

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ M A Slevin

Name: Mike Slevin
Title: Director

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: /s/ Luis Ordonez

Name: Luis Ordonez
Title: Managing Director

By: /s/ Alberto Ramon

Name: Alberto Ramon
Title: Vice President